UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NOVABAY PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

66987P201
(CUSIP Number)

Jian Ping Fu 11 Williams Rd. Mt. Eliza, Melbourne VIC 3930 Australia TEL: +8613907414235
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66987P201	SCHEDULE 13D

1.	Name of Reporting Person Jian Ping Fu
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 5,683,304
	8.	Shared Voting power 0
	9.	Sole Dispositive Power 5,683,304
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,683,304
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 33.0%(1)
14.	Type of Reporting Person IN

(1) Based on 17,244,804 shares outstanding as of April 15, 2019.

Item 1.        Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of NovaBay Pharmaceuticals, Inc. (the “Company”), a Delaware Corporation.

Address of Issuer’s Principal Executive Offices:

2000 Powell Street, Suite 1150

Emeryville, California 94608

Item 2.        Identity and Background

(a) Name: Mr. Jian Ping Fu

(b) Address: 11 Williams Rd., Mt. Eliza, Melbourne VIC 3930, Australia

(c) Principal Occupation/Employer: President of Greenwood Capital, an Australian investment company with a portfolio spanning property, health centers, Australian food exports and cultural exchange.

Address of Employer: Level 1, Building 1, Greenwood Business Park

301 Burwood Highway, Burwood VIC 3125, Australia

(d) During the last five years, Mr. Fu has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Fu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and thus is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: People’s Republic of China

Item 3. Source and Amount of Funds or Other Consideration.

All of the Shares described herein were purchased by Mr. Fu using personal investment funds in an aggregate amount of approximately $11,593,843.

Item 4. Purpose of Transaction.

All Shares were acquired based upon the Mr. Fu’s belief that these securities represented an attractive investment opportunity.

(a) – (j) Not applicable.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Fu is the beneficial owner of 5,683,304 Shares, which represents 33.0% of all outstanding Shares.

(b)

Sole Voting Power: 5,683,304

Shared Voting Power: 0

Sole Dispositive Power: 5,683,304

Shared Dispositive Power: 0

(c) Effective March 21, 2019, Mr. Fu entered into a Shares Sale and Purchase Agreement with OP Financial Investments Limited, pursuant to which he purchased 1,700,000 Shares for investment purposes.

(d) This item is not applicable.

(e) This item is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Item 5 is hereby incorporated by reference herein.

Item 7. Materials to Be Filed as Exhibits.

This item is not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2019

/s/ Jian Ping Fu
Jian Ping Fu